ckc
2/15/12

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 29 2011
DIVISION OF TRADING & MARKETS

SECU 11025059 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/10 AND ENDING 10/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OLS
2/23/12

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(A Wholly-owned Subsidiary of RBC USA Holdco Corporation)
(SEC I.D. No. 8-45411)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
SUPPLEMENTAL SCHEDULES
AS OF OCTOBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Regulation 1.10(g) under the
Commodity Exchange Act
as a PUBLIC DOCUMENT.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(A Wholly-owned Subsidiary of RBC USA Holdco Corporation)

TABLE OF CONTENTS

	Page
Independent Auditors' Report	
Consolidated Statement of Financial Condition	2
Notes to the Consolidated Statement of Financial Condition	3-23
Supplemental Schedules	24-26
Supplemental Report on Internal Control	

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281
USA

Tel: 212-436-2000
Fax: 212-436-5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
RBC Capital Markets, LLC & Subsidiaries
New York, New York

We have audited the accompanying consolidated statement of financial condition of RBC Capital Markets, LLC & Subsidiaries (the "Company") as of October 31, 2011, that you are filing pursuant to Regulation 1.16 under the Commodity Exchange Act. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of RBC Capital Markets, LLC & Subsidiaries at October 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The unconsolidated supplemental schedules on pages 24-26 are presented for purposes of additional analysis and are not a required part of the basic consolidated statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated statement of financial condition taken as a whole.

Deloitte & Touche LLP

December 23, 2011

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(A Wholly-owned Subsidiary of RBC USA Holdco Corporation)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2011
(In thousands)

ASSETS	
Cash	$ 194,426
Cash segregated under Federal and other regulations	675,963
Securities purchased under agreements to resell, at fair value	16,114,336
Securities borrowed	5,821,129
Securities owned, at fair value (includes securities pledged of $11,111,227)	12,928,838
Receivable from broker-dealers and clearing organizations	2,646,640
Receivable from Parent and affiliates	114,801
Receivable from customers	1,511,612
Other receivables	325,662
Fixed assets, at cost — net of accumulated depreciation and amortization of $322,170	347,744
Goodwill	1,746,550
Other assets	652,189
TOTAL ASSETS	$ 43,079,890
LIABILITIES AND MEMBERS' EQUITY	
Drafts payable	$ 109,721
Securities sold under agreements to repurchase, at fair value	23,730,460
Securities loaned	1,321,305
Securities sold, but not yet purchased, at fair value	3,970,773
Payable to broker-dealers and clearing organizations	1,535,724
Payable to affiliates	2,696,834
Payable to customers	1,626,829
Accounts payable and accrued liabilities	387,900
Accrued compensation	1,628,208
Long-term borrowings with affiliates	1,000,000
	38,007,754
Liabilities subordinated to claims of general creditors from affiliates	1,386,000
Total liabilities	39,393,754
MEMBERS' EQUITY:	
Preferred member's interest	10
Common members' interest	3,467,637
Retained earnings	218,489
Total members' equity	3,686,136
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 43,079,890

See notes to the consolidated statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

RBC Capital Markets, LLC, a Minnesota limited liability company, (the "Company") is a wholly-owned subsidiary of RBC USA Holdco Corporation ("Holdco" or "Parent") which is a Delaware corporation. Holdco is a wholly-owned subsidiary of Royal Bank of Canada ("RBC" or "Ultimate Parent"). The consolidated statement of financial condition includes the Company and its wholly-owned subsidiaries (the "Subsidiaries").

The Company is a registered broker-dealer, a Futures Commission Merchant and is a member of the New York Stock Exchange ("NYSE") and other securities and commodities exchanges. The Company offers full-service brokerage and investment banking services to individual, institutional, corporate and governmental clients. The Company provides asset management services for its customers and clearing services to unaffiliated correspondent firms. The Company is a clearing broker for affiliated broker-dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's consolidated statement of financial condition conforms to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated statement of financial condition includes the accounts of the Company, its subsidiaries, and consolidated variable interest entities ("VIEs"), if any. Intercompany transactions, if any, have been eliminated in consolidation.

The Company applies the "VIE subsections" of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*, which provide guidance on how to identify a VIE and how to determine when assets, liabilities, and noncontrolling interests of a VIE need to be included in the Company's consolidated statement of financial condition. See Note 20.

The Company has evaluated subsequent events up to and including December 23, 2011, which is the date the consolidated statement of financial condition was issued.

Cash — Cash includes cash on hand and cash in depository accounts with other financial institutions.

Securities Purchased Under Agreement to Resell and Securities Sold Under Agreements to Repurchase — The Company purchases securities under agreements to resell ("reverse repurchase agreements") and takes possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions whereby the Company monitors the market value of the securities purchased and additional collateral is obtained when appropriate. The Company also has the right to liquidate the collateral held in the event of

counterparty default. The Company also sells securities under agreements to repurchase ("repurchase agreements"), which are treated as collateralized borrowing transactions.

Reverse repurchase agreements and repurchase agreements are carried on the consolidated statement of financial condition at fair value.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as appropriate.

Securities Owned and Securities Sold, But Not Yet Purchased — Securities transactions in regular-way trades are recorded on trade date at fair value. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from or payable to broker-dealers and clearing organizations in the consolidated statement of financial condition.

Customer Transactions — Settlement events associated with transactions executed by customers, where the Company provides clearing services, are recorded on the consolidated statement of financial condition on a settlement date basis, which is generally three business days after trade date. Receivable from and payable to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are generally not reflected in the consolidated statement of financial condition.

Other Receivables — Included in other receivables are forgivable loans made to financial consultants and other revenue-producing employees. As of October 31, 2011, forgivable loans net of accumulated amortization of $273.4 million amounted to $256.3 million. These loans are forgivable based on continued employment and are amortized on a straight-line basis over the term of the loans, which is generally two to nine years.

Fixed Assets — Depreciation for equipment and furniture is provided on a straight-line basis using estimated useful lives of one to nine years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Capitalized software costs are amortized based on straight-line amortization over the estimated economic life, generally over three to 15 years. Depreciation for equipment and furniture and amortization for leasehold improvements and capitalized software commence on the date placed into service. Depreciation and amortization for work in progress also begins when the assets are placed in service.

Goodwill and Intangible Assets —The Company's intangible assets, which include customer relationships and noncompete agreements, have finite lives and are amortized over their estimated useful lives of three to 10 years on a straight-line basis.

ASC 350, *Intangibles – Goodwill and Other*, requires an annual assessment of the recoverability of goodwill using a two-step process. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the amount of the impairment, if any. The Company performed its annual assessment as of August 1, 2011, and no impairment loss was recorded as a result of this test.

Derivatives — Derivatives are used to manage the Company's exposures to interest, credit, and other market risks associated with sales and trading and compensation activities. The most frequently used derivative products are total return swaps and TBA contracts. All derivative instruments are recorded at fair value. Derivatives in a receivable position are reported in other assets and derivatives in a liability position are reported in accounts payable and accrued liabilities.

Income Taxes — The Company is a limited liability company which is taxed as a partnership, and as such does not pay federal or state income tax (see Note 14). The Company's Parent is responsible for any tax obligation or benefit generated by the Company. As a result, there is no provision for federal or state income taxes. However, the Company is liable for New York City and District of Columbia unincorporated business tax. A tax provision for the unincorporated business tax has been included in the consolidated statement of financial condition utilizing currently enacted tax rates.

The Company accounts for the unincorporated business tax under the asset and liability method prescribed by ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amount of existing assets and liabilities and their respective tax bases using currently enacted tax rates.

The Company also applies the accounting principles related to the accounting for uncertainty in income taxes. These principles prescribe a recognition threshold and measurement attribute for the consolidated statement of financial condition recognition and measurement of a tax position taken or expected to be taken in a tax return. These principles provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Employee benefit and deferred compensation plans — The Company offers qualified employee benefit plans that provide pension and other benefits to current and former eligible employees. These plans include a defined benefit plan which has been frozen to new employees since 2002, a defined contribution (401(k)) Plan and a Voluntary Employee Beneficiary Association ("VEBA" or "VEBA Trust") for health and welfare benefits. See Note 16.

The Company also offers non-qualified deferred compensation plans to certain key employees. These plans are considered share-based payment arrangements that are accounted for under ASC 718, *Compensation – Stock Compensation*.

The Company's non-qualified deferred compensation plans include a wealth accumulation plan, and other deferred share plans. The wealth accumulation plan is settled in mutual fund and RBC common shares. The Company records an obligation for the vested portion of the amounts owed to employees, including the RBC stock-settled portion that requires payment of cash by the Company to its Ultimate Parent in order to effect settlement. The deferred share plans are settled in common shares or cash (with any share settlement being processed in a manner similar to the wealth accumulation plan). The obligation for the plans is accrued as a liability over their vesting periods. For awards indexed to the value of RBC's common stock, the accrued obligations are based on the market price of RBC common shares at the end of the reporting period.

Use of Estimates — The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes, these include: the valuation of certain securities owned and securities sold, but not yet purchased, the valuation of reverse repurchase and repurchase agreements, the valuation of derivatives, the outcome of litigation, and the recoverability of the carrying amounts of goodwill. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Significant Accounting Changes —

ASC 810, Consolidation, and ASC 860, Transfers and Servicing. In December 2009, the FASB issued amended guidance under ASC 810 and ASC 860, which changes the accounting for securitizations and VIEs. ASU No. 2009-16, *Accounting for Transfers of Financial Assets*, eliminates the concept of a QSPE, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets, including securitization transactions and continuing involvement with transferred financial assets. ASU No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*, changes the determination of when a VIE should be consolidated. Under ASU No. 2009-17, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly affect the VIE's economic performance together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. Additionally, according to ASU No. 2010-10, *Amendments for Certain Investment Funds*, the application of ASU No. 2009-17 has been deferred for a reporting enterprise's interest in certain mutual funds, money market funds, hedge funds, private equity funds, and venture capital funds if certain conditions are met.

ASU Nos. 2009-16 and 2009-17 (as amended by ASU No. 2010-10) were effective for the Company as of October 31, 2011. Under this guidance, the Company does not consolidate any VIEs.

ASC 820, Fair Value Measurements and Disclosures. In January 2010, the FASB issued guidance under ASC 820 in ASU No. 2010-06, *Fair Value Measurements and Disclosures*. ASU No. 2010-06 adds new requirements for disclosures about transfers into and out of Levels 1 and 2, and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about

the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance was effective for the Company's year ended October 31, 2011. While the adoption of this guidance expanded disclosures related to fair value measurements (see Note 17), it did not modify the accounting treatment or measurement of items at fair value and, as such, did not have an impact on the Company's consolidated statement of financial condition.

ASC 310, Receivables. In July 2010, the FASB issued guidance under ASC 310 in ASU No. 2010-20, *Receivables — Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. ASU No. 2010-20 requires additional disclosures about the nature of credit risk inherent in an entity's portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses, and the changes and reasons for those changes in the allowance for credit losses. The guidance was effective for the Company's year ended October 31, 2011. The adoption did not have a significant effect on the Company's consolidated statement of financial condition.

Future Accounting Changes —

ASC 860, Transfers and Servicing. In April 2011, the FASB issued amended guidance under ASC 860 in ASU No. 2011-03, *Reconsideration of Effective Control for Repurchase Agreements*. The amendments in ASU No. 2011-03 remove from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and the collateral maintenance implementation guidance related to that criterion. The guidance will be effective for the Company's fiscal year ending October 31, 2013. The Company is currently assessing the impact of adopting this update on the Company's consolidated statement of financial condition.

ASC 820, Fair Value Measurements and Disclosures. In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amendments to ASC 820 include guidance on the application of the highest and best use and valuation premise concepts (including an exception to the valuation premise for certain risks managed on a portfolio basis), the valuation of equity instruments, and the use of premiums and discounts representing adjustments for the size of an entity's holding of an asset or liability (specifically, blockage factors are not permitted). The amendments also include expanded disclosures, including disclosures around fair value measurements categorized within Level 3 of the fair value hierarchy, and disclosures when the entity's use of a nonfinancial asset differs from the highest and best use of that asset. The amendments in ASU No. 2011-04 are to be applied prospectively. The guidance will be effective for the Company's year ending October 31, 2013. The Company is currently assessing the impact of adopting this update on the Company's consolidated statement of financial condition.

ASC 350, Intangibles — Goodwill and Other. In September 2011, the FASB issued amended guidance under ASC 350 in ASU No. 2011-08, *Testing Goodwill for Impairment*. ASU No. 2011-08 amends ASC 350 to provide an entity with the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying

amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. Under the amendments in this update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The guidance will be effective for the Company's year ending October 31, 2013. The Company does not believe the amended guidance will have an impact on the conclusion as to whether goodwill is impaired.

3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At October 31, 2011, the Company had a balance of $400.0 million in the special reserve account.

The Company also computes a reserve requirement for the proprietary accounts of introducing brokers (PAIB). Based on this calculation, at October 31, 2011, the Company had a balance of $275.0 million in the special reserve account.

In addition, cash of approximately $0.9 million has been segregated pursuant to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, at October 31, 2011 consisted principally of trading securities at fair value as follows (in thousands):

	Owned	Sold, But Not Yet Purchased
U.S. and Canadian government and agency obligations	$ 5,745,790	$ 2,494,935
State and municipal obligations	1,350,501	404
Corporate obligations	3,159,636	622,468
Equities and warrants	1,171,251	531,248
Commercial paper	419,552	-
Money market funds	1,028,612	-
Other	53,496	321,718
	$ 12,928,838	$ 3,970,773

The Company pledges its securities owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in securities owned on the consolidated statement of financial condition.

At October 31, 2011, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $27.4 billion, and substantially all has been sold or repledged. Additionally, the Company has approximately $498.4 million in securities for securities transactions in which the Company is the borrower.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized on the consolidated statement of financial condition.

5. RECEIVABLE/PAYABLE FROM/TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at October 31, 2011, consisted of the following (in thousands):

	Receivable	Payable
RBC Capital Markets Arbitrage S.A. (an affiliate) ("CMA")	$ 200,200	$ -
Trade date/settlement date accrual	-	9,727
Broker-dealers (affiliates)	104,161	242,271
Broker-dealers and clearing organizations	330,680	39,332
Correspondent brokers	51,385	34,068
Fails to deliver/receive	1,739,794	1,186,996
Fails to deliver/receive (affiliates)	220,420	23,330
	$ 2,646,640	$ 1,535,724

6. FIXED ASSETS

The Company's fixed assets at October 31, 2011, consisted of the following (in thousands):

Furniture and equipment	$ 35,050
Computer equipment and software	367,451
Leasehold improvements	209,031
Work in Progress	58,382
	669,914
Accumulated depreciation and amortization	(322,170)
Net fixed assets	$ 347,744

7. OTHER ASSETS

Other assets, at October 31, 2011, consist of the following (in thousands):

Investment in wealth accumulation plan (see Note 16)	$391,259
Derivatives (see Note 18)	85,055
Dividend and interest receivables	60,173
Prepaid expense	44,414
Deferred/current income taxes	26,045
Intangible assets — net of accumulated amortization of $33,234	16,088
Miscellaneous	29,155
Total other assets	$652,189

8. SHORT-TERM BORROWINGS

The Company has $1.2 billion in short-term (overnight) credit facilities with non-affiliated banks. These facilities are used to manage short-term liquidity needs. As of October 31, 2011, there was no outstanding balance under these facilities. Interest is paid monthly and is based on a floating rate of the federal funds rate plus a variable spread.

The Company has an $850 million short-term (overnight) credit facility with RBC. This facility is used to manage short-term liquidity needs. As of October 31, 2011, there was no outstanding balance under this facility. Interest is paid daily and is based on a floating rate of the federal funds rate plus 0.30%.

The Company entered into a new $3.0 billion revolving credit agreement with RBC on August 25, 2011. This facility is used to manage short-term liquidity needs. At October 31, 2011, the amount available was $3.0 billion and there were no borrowings under this facility. Interest is paid monthly and is based on a floating rate of 30-day LIBOR, as of each reset date, plus 0.70%. Loans under this facility are unsecured.

9. LONG-TERM BORROWINGS FROM AFFILIATES

The Company has a $325.0 million term loan agreement with RB U.S. Finance LLC, an RBC affiliate. The loan matures on April 4, 2016, with no scheduled principal payments until maturity and is unsecured. Interest is paid quarterly and is based on 90-day LIBOR, as of each reset date, plus 1.40% (1.78% at October 31, 2011).

The Company has a $275.0 million term loan agreement with RBC Insurance Holdings (USA) Inc, an RBC affiliate. The loan matures on April 4, 2016, with no scheduled principal payments until maturity and is unsecured. Interest is paid quarterly and is based on 90-day LIBOR, as of each reset date, plus 1.40% (1.73% at October 31, 2011).

The Company has a $400.0 million term loan agreement with RB U.S. Credit Services, Inc, an RBC affiliate. The loan matures on July 12, 2013, with no scheduled principal payments until maturity and is unsecured. Interest is paid quarterly and is based on 90-day LIBOR, as of each reset date, plus 1.30% (1.70% at October 31, 2011).

10. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FROM AFFILIATES

The borrowings under subordination agreements at October 31, 2011, are as follows (in thousands):

Subordinated debt entered into on March 31, 2010 with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, maturing on March 31, 2013, with interest rate of 3 month LIBOR plus 1.71% (2.08% at October 31, 2011)	$ 590,000
Subordinated debt entered into on January 31, 2011 with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, maturing on January 31, 2014, with interest rate of 3 month LIBOR plus 1.55% (1.92% at October 31, 2011)	525,000
Subordinated debt entered into on February 27, 2009, maturing on July 31, 2014, with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, with interest rate of 3 month LIBOR plus 1.60% (2.02% at October 31, 2011)	171,000
Subordinated debt entered into on October 29, 2010 with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, maturing on October 31, 2013, with interest rate of 3 month LIBOR plus 1.55% (1.82% at October 31, 2011)	100,000
Total	$ 1,386,000

All liabilities subordinated to claims of general creditors are covered by agreements approved by the Financial Industry Regulatory Authority ("FINRA") and are available for computing the Company's net capital pursuant to the Securities and Exchange Commission's uniform net capital rule. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements they may not be repaid. See Note 22.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities, at October 31, 2011, consist of the following (in thousands):

Derivatives (see Note 18)	$ 107,375
Deferred revenue	54,234
Dividend and interest payable	41,077
Accrued rent	38,086
Accounts payable	33,820
Employee benefit accruals	20,466
Syndicate proceeds payable	19,891
Legal/regulatory accruals	17,706
Lease obligations	16,685
Miscellaneous	38,560
Total accounts payable and accrued liabilities	$ 387,900

12. COMMITMENTS AND CONTINGENT LIABILITIES

Leases — The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating and capital leases. Most office space lease agreements include rate increases, which are recognized on a straight-line basis over the life of the lease, and cover payments of real estate taxes, insurance, and other occupancy expenses. At October 31, 2011, the aggregate future minimum rental payments were as follows (in thousands):

Year	Gross Commitment	Sublease Income	Net Commitment
2012	$ 85,882	$ (3,347)	$ 82,535
2013	84,035	(2,199)	81,836
2014	75,054	(1,426)	73,628
2015	63,799	(684)	63,115
2016	46,978	-	46,978
Thereafter	178,056	-	178,056
Total	$ 533,804	$ (7,656)	$ 526,148

Exchange Memberships — The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost in other assets on the consolidated statement of financial condition and assessed periodically for potential impairment in accordance with ASC 940, *Financial Services – Brokers and Dealers*.

Under the standard membership agreements, members are generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot

be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability was recorded for these arrangements at October 31, 2011.

Litigation — The Company has been named, as a defendant in various legal actions, including arbitrations, class actions and other litigation including those described below, arising in connection with its activities as a broker-dealer. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict the loss or range of loss, if any, related to such matters; how or if such matters will be resolved; when they will ultimately be resolved; or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the consolidated statement of financial condition of the Company.

Legal reserves have been established in accordance with the requirements for accounting for contingencies. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

13. MEMBERS' EQUITY

The Company has 200,000 common membership interests, which are owned by Holdco.

The Company also has one preferred membership interest owned by RB CM Pref Holdco Corp., an affiliate.

14. INCOME TAXES

The Company has no uncertain tax positions as of October 31, 2011.

The Company has open tax years subject to examination for federal and state tax filings. The following are the major tax jurisdictions in which the Company operates and the earliest tax year subject to examination.

Jurisdiction	Tax Year
Canada	2003
United States	2006

15. CREDIT QUALITY AND MARKET RISK

The Company's clearance activities involve the execution, settlement and financing of customers' securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customers' futures transactions are generally transacted on a margin basis subject to exchange regulations.

In connection with the customer clearance activities, the Company executes and clears customer transactions involving the sales of securities short ("short sales"), entering into futures transactions and the writing of option contracts. Short sales require the Company to borrow securities to settle customer short sale transactions and, as such, these transactions may expose the Company to loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company established credit limits for such activities and monitors credit compliance.

16. EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS

Defined Contribution Plan — The Company sponsors a defined contribution retirement plan, the RBC-U.S.A. Retirement and Savings Plan (the "Plan"), available to substantially all full-time employees. Participants may contribute both on a pre-tax and/or Roth 401(k) basis, up to 50% of their eligible compensation subject to certain aggregate limitations. Participants who are at least age 50 may make additional pre-tax contributions subject to certain aggregate limits. Additionally, all participants may contribute up to another 5% of eligible compensation on an after-tax basis. The Plan's year runs from January 1 to December 31.

The Company generally matches employee contributions up to a maximum of 6% of eligible pre-tax and/or Roth 401(k) compensation, which is invested at the direction of the participant. Employees must complete one year of service to be eligible to receive this contribution with at least 1,000 hours of service. Company matching contributions gradually vest over the first five years of service with RBC or any of its subsidiaries, with immediate vesting on contributions after five years. The Company's policy is to fund plan costs currently.

Wealth Accumulation Plan — The Company maintains a non-qualified deferred compensation plan for key employees under an arrangement called the RBC US Wealth Accumulation Plan ("WAP"). This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include an RBC Share Account that tracks the value of RBC common shares. Certain deferrals may also be eligible for matching contributions by the Company, some of which are allocated to the RBC Share Account. The fair value of matching contributions is based on quoted market prices. Other bonuses may also be paid into the plan. Employee deferrals are immediately 100% vested and matching contributions and/or bonuses can vest over a period of zero to five years starting after the grant year. Employees are entitled to the investment returns on their balances based on the performance of the mutual funds they select as well as RBC common shares.

In connection with its obligations under the WAP, the Company has purchased shares of the various mutual funds offered in the Plan. These investments are included in other assets as presented below.

The Company also entered into total return swaps with an affiliate of RBC related to its RBC Share Account obligation under the Plan, which expire on various dates ending March 2012. Under the swap agreements, the Company pays interest to the counterparty at a rate based on 90 day LIBOR plus a spread (ranging from 0.02% to 0.32%) on the notional value in exchange for receiving the rate of return on RBC common stock on the notional value.

The table below summarizes the assets and liabilities related to the WAP as of October 31, 2011 of which are included in other assets and accrued compensation, respectively on the consolidated statement of financial condition.

Assets		(in millions)
Mutual fund investments at fair value	$	391.3
Fair value of total return swap (notional amount of $186.4 million)	$	(9.0)
Liabilities		
Accrued compensation	$	639.4

Deferred Compensation — The Company has a deferred bonus plan for certain key employees within Capital Markets. Under this plan, a percentage of each employee's annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on common shares. The employee will receive the deferred bonus amounts within 90 days of the three following year-end dates. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of RBC

common shares at the time the bonus is paid. The value of the deferred bonus liability as of October 31, 2011 was $383.9 million.

Performance Deferred Share Plan — The Company maintains a Performance Deferred Share Plan ("PDSP") to make certain awards to select key employees of the Company. The awards are in the form of RBC common shares unit ("units") and are paid in cash. The fair value of the units is based on the quoted market price of RBC common shares at the date of the grant. The grants are 50% fixed and 50% variable performance-based awards. For the performance-based award, the ultimate award earned by the employee may be increased or decreased by 50% depending on RBC's total shareholder return compared to a peer group of North American financial institutions, as defined in the plan.

The Company records the awards as a liability over a three year vesting period and adjusts its liability to reflect changes in the fair value of the common shares. Upon vesting, all amounts are paid to employees in cash based on the market value of the units. If an employee terminates prior to the end of the vesting period, the grant is forfeited and the accrued liability is reversed.

The Company has also entered into total return swaps with an affiliate of RBC in order to hedge the obligation under the Plan, which expire on various dates ending December 2013. Under the swap agreements, the Company pays interest to the counterparty at a rate based on 90 day LIBOR plus 0.02% on the notional value in exchange for receiving the rate of return on RBC common stock on the notional value.

As of October 31, 2011, there were 642 thousand unvested awards. The total accrued liability as of October 31, 2011 was $24.9 million.

Omnibus and Functional Unit Plan — The Company also maintains an Omnibus and Functional Unit Plan ("FUP") to make certain awards to select key employees of the Company. The awards consist of deferred share units that notionally represent RBC common shares that vest two to five years from the date of grant. The fair value of the awards is based on quoted market prices of RBC common shares. The awards are paid in cash based on the fair value of RBC common shares at the distribution date.

As of October 31, 2011, there were 187 thousand unvested awards. The total accrued liability as of October 31, 2011 was $4.4 million.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on transparency of inputs as follows:

- *Level 1* — Inputs are quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

- *Level 2* — Inputs are quoted prices of similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- *Level 3* — One or more inputs used in valuation technique are unobservable and significant to the overall fair value measurement.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

Quoted market prices, if available, are utilized as estimates of the fair values of financial instruments. Since no quoted market prices exist for certain of the Company's financial instruments, the fair values of such instruments have been derived based on management's assumptions, the estimated amount and timing of future cash flows, and estimated discount rates. Valuations determined based on management's assumptions may include the following inputs to ensure the financial instruments are reported at fair value:

- Credit valuation premiums that represent the estimated fair value of the credit risk of the external counterparties.

- Credit valuation premiums to reflect the Company's credit quality in the valuation of the Company's liabilities.

- Liquidity premiums for financial instruments that are not quoted in an active market when the Company believes that the amount realized on sale may be less than the estimated fair value due to low trading volumes.

- Model and parameter premiums to reflect the impact of use of unobservable model inputs. These adjustments are necessary when instruments are valued using model inputs, which are not observable and are subject to significant management judgment.

The following table presents the financial instruments measured at fair value as at October 31, 2011 categorized by the valuation hierarchy set out in ASC 820 (in thousands):

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Assets/ Liabilities at Fair Value
Financial assets:				
Securities purchased under agreements to resell	$ -	$ 16,114,336	$ -	$ 16,114,336
Securities owned, at fair value:				
U.S. and Canadian government and agency obligations	$ 126,148	$ 5,615,983	$ 3,659	$ 5,745,790
State and municipal obligations	21	494,029	856,451	1,350,501
Corporate obligations	-	2,337,068	822,568	3,159,636
Equities and warrants (1)	1,088,185	79,636	3,430	1,171,251
Commercial paper	-	419,552	-	419,552
Money market funds	1,028,612	-	-	1,028,612
Other	-	26,544	26,952	53,496
	$ 2,242,966	$ 8,972,812	$ 1,713,060	$ 12,928,838
Other assets:				
Mututal funds (2)	$ 391,259	$ -	$ -	$ 391,259
Forward rate agreements	-	49,442	-	49,442
Interest rate swaps	-	22,296	-	22,296
Total return swaps	-	13,317	-	13,317
	$ 391,259	$ 85,055	$ -	$ 476,314
Total	$ 2,634,225	$ 25,172,203	$ 1,713,060	$ 29,519,488
Financial liabilities:				
Securities sold under agreements to repurchase	$ -	$ 23,730,460	$ -	$ 23,730,460
Securities sold, but not yet purchased, at fair value:				
U.S. and Canadian government and agency obligations	$ 538,270	$ 1,956,665	$ -	$ 2,494,935
State and municipal obligations	-	354	50	404
Corporate obligations	-	622,273	195	622,468
Equities and warrants (1)	525,863	5,385	-	531,248
Other	165,517	136,961	19,240	321,718
	$ 1,229,650	$ 2,721,638	$ 19,485	$ 3,970,773
Accounts payable and accrued liabilities:				
Forward rate agreements	$ -	$ 36,040	$ -	$ 36,040
Interest rate swaps	-	25,730	-	25,730
Total return swaps	-	45,605	-	45,605
	$ -	$ 107,375	$ -	$ 107,375
Total	$ 1,229,650	$ 26,559,473	$ 19,485	$ 27,808,608

(1) Includes exchange traded listed options
(2) Wealth accumulation plan assets (see Note 16) — inputs are quoted prices (unadjusted) of identical instruments

Level 1 and 2 Valuation Techniques:

Securities Purchased/Sold under Agreements to Resell/Repurchase — The fair value of reverse repurchase and repurchase agreements are determined using discounted cash flow models using multiple market inputs, including interest rates and spreads. The inputs are generally from actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions.

U.S. and Canadian Government and Agency Obligations — U.S. and Canadian government and agency obligations are generally valued using market price quotations not obtained from an exchange.

State and Municipal Obligations — State and municipal bonds are generally valued using market price quotations not obtained from an exchange.

Corporate Obligations – (Including Commercial Paper) — The fair value of corporate debt is estimated using market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments.

Equities and Warrants — Exchange-traded securities are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy. To the extent that the securities are not listed, actively traded, or restricted, the securities are generally categorized in Level 2 of the fair value hierarchy.

Money Market Funds — Money market mutual funds are valued using the published net asset value (NAV) of the fund. The NAV of the funds is at amortized cost in accordance with rules under the Investment Company Act of 1940 (Rule 2a-7). Generally, amortized cost approximates the current fair value of a security, and since pricing information is readily available on an on-going basis, such securities are categorized as Level 1 of the fair value hierarchy.

Certificates of Deposits (in "Other") — The fair value of certificates of deposit is estimated using yield curves and credit spreads, where available, and classified as Level 2 of the fair value hierarchy. The yield curves and spreads are from actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions. To the extend yield curves and credit spreads are not available, these securities are generally classified as Level 3.

Level 3 Valuation Techniques — Within state and municipal obligations and corporate obligations, the Company hold certain Auction Rate Securities ("ARS"). Level 3 financial instruments are primarily ARS with long-dated maturities and significant unobservable spreads. The fair value of ARS is determined using a discounted cash flow calculation model ("DCF"). DCF relies on independent external market data, where available, and an internally developed methodology to discount for the lack of liquidity and nonperformance risk in the current market environment. Inputs that affect the valuation of the ARS are the underlying collateral types, structure, liquidity considerations, independent external market data, the maximum interest rate, and quality of underlying issuers/insurers.

Fair Value Option — ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. The election is made on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for securities purchased under agreement to resell and securities sold under agreements to repurchase.

Other Fair Value Disclosures — The carrying amounts and fair values of other financial assets and financial liabilities that have not been recorded at fair value at October 31, 2011, are as follows (in thousands):

	Carrying Value	Estimated Fair Value
Cash and securities segregated under federal and other regulations	675,963	675,963
Securities borrowed	5,821,129	5,821,129
Receivables	4,598,715	4,598,715
Drafts payable	(109,722)	(109,722)
Securities loaned	(1,321,305)	(1,321,305)
Payables	(6,247,287)	(6,247,287)
Long-term borrowings from affiliates	(1,000,000)	(1,016,392)
Liabilities subordinated to claims of general creditors	(1,386,000)	(1,414,017)

18. DERIVATIVES

The Company enters into derivatives to satisfy the needs of its clients, for proprietary trading purposes and to manage the Company's exposure to risk resulting from its trading activities and compensation plans. The Company uses industry standard derivative contracts whenever appropriate.

Derivatives with a positive fair value are reported in other assets and derivatives with a negative fair value are reported in accounts payable and accrued liabilities. These balances generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell physical assets at specified terms on a specified date. Both over-the-counter and exchange-traded derivatives are reflected in the table below (in thousands):

Derivatives not designated as hedging instruments:

	Gross Assets — Fair Value	Gross Liabilities — Fair Value	Contract/ Notional
Interest rate contracts			
Forward rate agreements	$ 49,442	$ 36,040	53,853,957
Interest rate swaps	22,296	25,730	871,125
	$ 71,738	$ 61,770	54,725,082
Equity derivatives			
Total return swaps (see Note 16)	$ 13,317	$ 45,605	523,385
	$ 13,317	$ 45,605	523,385
Total	$ 85,055	$ 107,375	55,248,467

19. COLLATERIZED TRANSACTIONS

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company attempts to minimize credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

The Company may also pledge customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various clearing agents and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

20. VARIABLE INTEREST ENTITIES

Consolidated VIEs

At October 31, 2011, the Company did not consolidate any VIEs.

Nonconsolidated Variable Interest Entities

The following table provides information about VIEs as of October 31, 2011, in which the Company has variable interests (in millions):

	Auction Rate Securities
VIE assets that the Company does not consolidate	$ 10,224
Carrying value of exposure to loss in VIE - Securities owned, at fair value	$ 668
Maximum exposure to loss - Securities owned, at fair value (1)	$ 668

(1) The Company is subject to losses on these ARS VIEs if defaults are experienced on the underlying student loans.

The Company has not entered into any liquidity arrangements or credit enhancements (i.e., guarantees) with any of the VIEs in the table above. The Company's maximum exposure to loss is equal to the fair value of the securities owned.

21. RELATED PARTY TRANSACTIONS

The Company provides certain services related to securities transactions with its Parent and other affiliates. The Company also manages the business affairs of certain affiliates under agency agreements, and acts as a computation agent, accounting resource, risk manager and legal representative for affiliates under technical service agreements.

In addition to the affiliate receivables and payables disclosed on the consolidated statement of financial condition or in other disclosures, the Company had the following outstanding receivables and payables with affiliates (in thousands):

	Receivable	Payable
Securities purchased under agreements to resell	$ 1,104,466	$ -
Securities sold under agreements to repurchase	-	1,635,165
Securities borrowed	450,445	-
Securities loaned	-	388,874

22. REGULATORY CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined.

The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require that the Company maintain net capital, as defined, equal to 8% of the total risk margin requirement for positions carried in customer accounts and 8% of the total risk margin requirement for positions carried in noncustomer accounts, as defined. In addition, the FINRA may require a member firm to reduce its business if net capital is less than 4% of aggregate debits and may prohibit a firm from expanding its business if net capital is less than 5% of aggregate debits. At October 31, 2011, the Company had net capital of $1.3 billion, which was $1.2 billion in excess of the required minimum net capital.

To allow an affiliate to classify its assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for PAIB.

* * * * * * *

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(A Wholly-owned Subsidiary of RBC USA Holdco Corporation)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
OCTOBER 31, 2011
(In thousands)

NET CAPITAL:		
Members' equity		$3,686,136
Liabilities subordinated to claims of general creditors		1,386,000
Total capital and allowable subordinated liabilities		5,072,136
DEDUCTIONS/CHARGES:		
Non-allowable assets:		
Goodwill	$1,746,550	
Fixed assets, net	347,744	
Other investments not readily marketable	206,944	
Other assets, other receivables and deferred taxes	605,762	2,907,000
Aged fails-to-deliver		57,263
Commodity futures contracts and spot commodities		5,595
Other deductions		138,073
Net capital before haircuts on securities positions		1,964,205
HAIRCUTS ON SECURITIES POSITIONS:		
Bankers acceptances, certificates of deposit and commercial paper	1,430	
U.S. and Canadian government obligations	77,803	
State and municipal	134,553	
Corporate obligations	216,022	
Equities	99,447	
Options	50,962	
Other securities	125,396	
Undue concentration	5,075	710,688
Net capital		1,253,517
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENTS — Minimum net capital required		88,761
EXCESS NET CAPITAL		$1,164,756

There is no difference between the computation of net capital as computed above and reported by the Company in its unaudited Part II of Form X-17A-5 as of October 31, 2011, as amended on December 23, 2011.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(A Wholly-owned Subsidiary of RBC USA Holdco Corporation)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT
OCTOBER 31, 2011
(In thousands)

SEGREGATION REQUIREMENTS	
Net ledger balance:	
Cash	$330,167
Securities (at market)	54,839
Net unrealized profit (loss) in open futures contracts traded on a contract market	52,887
Exchange traded options:	
A. Add market value of open option contracts purchased on a contract market	50,543
B. Deduct market value of open option contracts granted (sold) on a contract market	(27,912)
Net equity (deficit)	460,524
Amount required to be segregated	460,524
FUNDS IN SEGREGATED ACCOUNTS	
Deposited in segregated funds bank account:	
Cash	389
Securities representing investments of customers' funds (at market)	269,113
Margins on deposit with derivatives clearing organizations of contract markets:	
Cash	143
Securities representing investments of customers' funds (at market)	156,012
Securities held for particular customers (at market)	52,249
Net settlement from (to) derivatives clearing organization of contract markets	(601)
Exchange traded options:	
A. Value of open long option contracts	50,544
B. Value of open short option contracts	(27,912)
Net liquidating equity	459
Total amount in segregation	500,396
Excess (deficiency) funds segregated	$ 39,872

There is no difference between the computation for determination of segregation requirements and funds in segregation above and that reported by the Company in its unaudited Part II of Form X-17A-5 as of October 31, 2011, as amended on December 23, 2011.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(A Wholly-owned Subsidiary of RBC USA Holdco Corporation)

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT
OCTOBER 31, 2011
(In thousands)

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS	
Cash — banks located in the United States	$ 317
Securities — in safekeeping with banks located in the United States	30,163
Amounts held by members of foreign boards of trade:	
Cash	9,207
Unrealized gain (loss) on open futures contracts	(5,674)
Value of long option contracts	22,164
Value of short option contracts	(291)
Total funds in separate section 30.7 accounts	55,886
Amount to be set aside in separate section 30.7 accounts	31,755
Excess	$ 24,131

There is no difference between the computation for determination of secured amounts and funds held in separate accounts above and that reported by the Company in its unaudited Part II of Form X-17A-5 as of October 31, 2011, as amended on December 23, 2011.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281
USA

Tel: 212-436-2000
Fax: 212-436-5000
www.deloitte.com

December 23, 2011

RBC Capital Markets, LLC & Subsidiaries
Three World Financial Center
New York, NY 10281

In planning and performing our audit of the consolidated statement of financial condition of RBC Capital Markets, LLC & Subsidiaries (the "Company") as of October 31, 2011 (on which we issued our report dated December 23, 2011 and such report expressed an unqualified opinion), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at October 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP